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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            News Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652484601
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                          Piper Marbury Rudnick & Wolfe LLP
                             1251 Avenue of the Americas
                            New York, New York 10020-1104
                                 (212) 835-6280
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 4, 2001
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               SEC 1746 (12-91)

                                                                    SCHEDULE 13D

CUSIP No.  652484601                                           Page 2 of 7 Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

        James A. Finkelstein
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF                   5,515,298(1) and (2)
                       ---------------------------------------------------------
       SHARES           8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     0
                       ---------------------------------------------------------
       EACH             9      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                       1,168,000(2)
                       ---------------------------------------------------------
       WITH            10      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,168,000(2) and (3)

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              [X](3)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                10.80%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                IN

--------------------------------------------------------------------------------

(1) Includes 5,134,886 shares of Common Stock owned by the Davis Group and 22,546 shares of Common Stock currently issuable upon conversion of 5,900 shares of $10 Convertible Preferred Stock owned by the Davis Group, the voting rights of which were transferred to Mr. Finkelstein pursuant to the Stockholders' Agreement described in Item 6. Excludes 357,866 shares which the Davis Group has the right to purchase upon exercise of warrants and conversion of debt within 60 days.

(2) Includes warrants to purchase 150,000 shares of Common Stock exercisable within 60 days and 250,000 shares of Common Stock which must be purchased before July 31, 2001.

(3) Excludes all shares owned by other parties to the Stockholders' Agreement described in Item 6, of which Mr. Finkelstein disclaims beneficial ownership.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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         Item 1. Security and Issuer.

                 This statement relates to the Common Stock, $.01 par value, of News Communications, Inc., a Nevada corporation. The address of News Communications' principal executive office is 2 Park Avenue, Suite 1405, New York, New York 10016.

         Item 2. Identity and Background.

                 (a) This statement is being filed on behalf of James A. Finkelstein.

                 (b) Mr. Finkelstein's business address is 2 Park Avenue, Suite 1405, New York, New York 10016.

                 (c) Mr. Finkelstein is the President and Chief Executive Officer of the Issuer.

                 (d-e) During the last five years, Mr. Finkelstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                 (f) Mr. Finkelstein is a citizen of the United States of America.

         Item 3. Source and Amount of Funds or Other Consideration.

                 Mr. Finkelstein has acquired all shares owned by him from personal funds for an aggregate of $511,000. See Item 6.

         Item 4. Purpose of Transaction.

                 All securities reported hereunder have been acquired by Mr. Finkelstein in order to obtain an equity position in the Issuer for investment purposes. Depending upon market conditions and other factors that Mr. Finkelstein may deem material to his investment decisions, he may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means, although, except for the Letter Agreement and the warrants described in Item 6, he has no present intention to do so.

                 Under the terms of the Stockholders' Agreement described in
Item 6, Mr. Finkelstein has the right to designate four of the nine members of the Board of Directors for as long as he is the President and Chief Executive Officer of the Issuer. Mr. Finkelstein has further agreed to vote his shares which he owns or has voting power so as to elect the other five designated nominees constituting the entire Board of Directors. Mr. Finkelstein also has been granted an irrevocable proxy under the Stockholders' Agreement to vote all shares owned by J.

Morton Davis, D.H. Blair Investment Banking Corp. ("Blair"), Rivkalex Corporation and Rosalind Davidowitz (collectively, the "Davis Group") which currently total 4,347,298 voting shares. Accordingly, Mr. Finkelstein and the other stockholders that are parties to the Stockholders' Agreement will control the election of all of the members of the Board of Directors of the Issuer and Mr. Finkelstein, by virtue of the shares owned by him and the proxy granted to him by the Davis Group, will control the voting of more than a majority of the shares of the Issuer. See Item 6.

         Further, as more particularly described in Item 6, under the terms of the Letter Agreement, stockholders owning a majority of the Issuer's shares entitled to vote have agreed, subject to board approval, to vote in favor of a transaction in which a newly formed entity controlled by Mr. Finkelstein would acquire all of the outstanding shares of the Issuer for a purchase price of $1.30 per share payable through a combination of cash, equity securities and/or debt securities. Mr. Finkelstein has no obligation to proceed with any such plan to acquire control of the Issuer.

         Except as set forth above, Mr. Finkelstein has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5. Interest in Securities of the Issuer.(1)

                 (a-b) As of the date hereof, Mr. Finkelstein owns 768,000 shares of the Issuer's Common Stock, representing 7.37% percent of the Issuer's outstanding Common Stock. Mr. Finkelstein has agreed to purchase an additional 250,000 shares of the Issuer's Common Stock on or before July 31, 2001 and, pursuant to the Warrant Purchase Agreement described in Item 6, Mr. Finkelstein purchased from Blair warrants to purchase up to 150,000 shares of Common Stock of the Issuer at an exercise price of $1.00 per share, all of which are currently exercisable. After giving effect to the purchase of such shares and exercise of the warrants, Mr. Finkelstein would beneficially own 1,168,000 shares, or 10.80% of the Issuer's outstanding Common Stock.

                 Mr. Finkelstein has also been issued warrants to purchase 3,000,000 shares of the Issuer's Common Stock, of which 1,000,000 warrants are exercisable at a price of $1.10 per share, 1,000,000 warrants are exercisable at a price of $1.50 per share and 1,000,000 warrants are exercisable at a price of $2.00 per share, and all of which are not exercisable until May 16, 2002. Assuming exercise of all of the warrants, Mr. Finkelstein would own 4,168,000 shares, or 30.17% of the Issuer's outstanding Common Stock.


-----------------
(1) The information set forth in Item 5 excludes any options or warrants to purchase Common Stock exercisable within 60 days or securities convertible into shares of Common Stock within 60 days held by any person other than Mr. Finkelstein.


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




         By virtue of the irrevocable proxy granted to Mr. Finkelstein by the Davis Group under the terms of the Stockholders' Agreement, Mr. Finkelstein currently has sole voting power with respect to 4,324,752 shares of Common Stock owned by the Davis Group and 22,546 shares of Common Stock currently issuable upon conversion of 5,900 shares of $10 Convertible Preferred Stock owned by the Davis Group. Accordingly, as of the date hereof, together with the 1,168,000 shares beneficially owned by Mr. Finkelstein, Mr. Finkelstein has sole voting power with respect to an aggregate of 5,515,298 shares of the Issuer's Common Stock, or 50.88% of its issued and outstanding Common Stock.

         By virtue of having entered into the Stockholders' Agreement, Mr. Finkelstein may also be deemed under Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act to be a member of a "group" with the other stockholders described in Item 6. However, under the Stockholders' Agreement, except with respect to the Davis Group, Mr. Finkelstein has neither voting power nor investment power with respect to the shares held by those stockholders. Accordingly, pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Finkelstein expressly disclaims beneficial ownership of the shares beneficially owned by the stockholders and the filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. Finkelstein is the beneficial owner, under Section 13(d) or 13(g) of the Exchange Act, of such shares beneficially owned by those stockholders.

         (c) Except as described in this Item 5, Mr. Finkelstein has not effected any other transaction in shares of the Issuer's Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Finkelstein, the Issuer, the Davis Group, Wilbur L. Ross ("Ross"), Jerry Finkelstein, the Finkelstein Foundation, Inc. and Shirley Finkelstein (collectively, the "Jerry Finkelstein Group"), Melvyn I. Weiss and the M&B Weiss Family Partnership (together, the "Weiss Group") and the holders of the Issuer's $10 Convertible Preferred Stock entered into a Letter Agreement, pursuant to which, among other things, Mr. Finkelstein was hired to serve as President and Chief Executive Officer of the Issuer (the "Letter Agreement"). The Letter Agreement is attached as Exhibit 1 to this Schedule 13D and the terms thereof are incorporated herein by reference.

         Under the terms of the Letter Agreement, the members of the Davis Group, the Weiss Group, Ross, the Jerry Finkelstein Group and the other holders of the Issuer's $10 Convertible Preferred Stock have agreed, subject to board approval and the receipt of a fairness opinion, to vote in favor of the following plan (the "Going Private Plan") if proposed before May 15, 2002:

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                  1. Mr. Finkelstein or an entity controlled by Mr. Finkelstein would form a new entity ("Newco") and Mr. Finkelstein would contribute all shares of the Issuer's stock owned by him to Newco.

                  2. Mr. Finkelstein would purchase, for an aggregate of $310,000, additional shares of Newco Common Stock which, after giving effect to the transactions described below, would represent 50.1% of the issued and outstanding Newco Common Stock.

                  3. Newco would enter into a merger or other agreement with the Issuer pursuant to which Newco would acquire all of the shares of the Issuer not owned by it for an aggregate consideration of $1.30 per share on the following terms:

                      i. Each of the Jerry Finkelstein Group, Ross, the Weiss
               Group, the Davis Group and the holders of the Issuer's $10 Convertible Preferred Stock would receive for each share of the Issuer's Common Stock owned by them approximately 0.175 shares of Newco Common Stock and approximately $1.125 principal amount of Newco's 5% Subordinated Notes.

                      ii. All other stockholders of the Issuer will receive for
               each of the Issuer's shares owned by them $.35 in cash and $.95 principal amount of Newco's 8% Senior Subordinated Notes due on the fourth anniversary of the consummation of the Going Private Plan.

         Pursuant to the terms of the Letter Agreement, the following documents were delivered and the following transactions were consummated:

                  1. Mr. Finkelstein and the Issuer entered into a Subscription Agreement which was consummated on June 4, 2001 (the "Finkelstein Subscription Agreement") pursuant to which Mr. Finkelstein agreed to purchase 750,000 shares of the Issuer's Common Stock at a purchase price of $1.00 per share, of which 500,000 shares were purchased on June 4, 2001 and 250,000 shares will be purchased from time to time as the Issuer's capital needs require, but in no event later than July 31, 2001.

                  In addition, in consideration for his purchase of shares, the Issuer issued to Mr. Finkelstein an additional 250,000 shares of the Issuer's Common Stock (the "Adjustment Shares") which Blair originally purchased in conjunction with Mr. Finkelstein's subscription and contributed to the Issuer's treasury. If, on the second anniversary of the date of the Finkelstein Subscription Agreement, the fair market value of the equity securities of the Issuer is equal to or greater than $46,000,000 (an "Adjustment Event"), then Mr. Finkelstein would transfer the Adjustment Shares (or any securities received in respect of the Adjustment Shares) to Blair unless the Going Private Plan occurs, in which case Mr. Finkelstein would deliver to Blair the number of shares of Newco Common Stock and the Newco Subordinated Notes that Blair would have received had it owned the Adjustment Shares on the date of the consummation of the transaction between the Issuer and Newco. The Finkelstein Subscription Agreement is attached as Exhibit 2 to this
        Schedule 13D and the terms thereof are incorporated herein by reference.

                  2. Mr. Finkelstein, the Jerry Finkelstein Group, Ross, the Weiss Group and the Davis Group (each member of the Jerry Finkelstein Group, Ross, the Davis Group and the Weiss Group and Mr. Finkelstein, individually, a "Stockholder" and collectively the "Stockholders") entered into a Stockholders' Agreement dated as of May 8, 2001 (the "Stockholders' Agreement").

                  Pursuant to the terms of the Stockholders' Agreement, subject to limited exceptions, Mr. Finkelstein has been granted an irrevocable proxy to vote all of the shares held by each member of the Davis Group (the "Davis Shares") until such time as Mr. Finkelstein ceases to be employed as the President and Chief Executive Officer of the Issuer. In addition, the Stockholders' Agreement provides that, for so long as Mr. Finkelstein is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to maintain the size of the Issuer's Board of Directors at 9 members and to vote their shares so as to elect as directors of the Issuer the following: (i) four persons designated by Mr. Finkelstein, one of whom shall initially be Mr. Finkelstein and one of whom shall initially be Jerry Finkelstein; (ii) one person designated by Ross who shall initially be Ross; (iii) one person designated by the Weiss Group who shall initially be Gary Weiss; (iv) one person designated by the Davis Group who shall initially be Martin A. Bell; and
        (v) two persons designated by the mutual agreement of the Davis Group, the Weiss Group and Ross. The Stockholders' Agreement is attached as
        Exhibit 3 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                  3. Mr. Finkelstein acquired warrants to purchase 3,000,000 shares of the Issuer's Common Stock, of which warrants to purchase 1,000,000 shares are exercisable at a price of $1.10 per share, warrants to purchase 1,000,000 shares are exercisable at a price of $1.50 per share and warrants to purchase 1,000,000 shares are exercisable at a price of $2.00 per share. The warrants may be exercised at any time beginning on May 16, 2002 and expire on April 19, 2006. The warrants are attached as Exhibits 4, 5 and 6 to this Schedule 13D and the terms thereof are incorporated herein by reference.

         Mr. Finkelstein also entered into a Warrant Purchase Agreement with Blair, dated as of April 19, 2001 and effective June 4, 2001, pursuant to which Mr. Finkelstein purchased from Blair warrants to purchase up to 150,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share (the "Blair Warrant"). The purchase price for such warrants under the Warrant Purchase Agreement was $0.01 per warrant, or an aggregate of $1,500. The Blair Warrant and the Warrant Purchase Agreement are attached as Exhibits 7 and 8 to this
Schedule 13D and the terms thereof are incorporated herein by reference.

         Except as set forth above in this Item 6, Mr. Finkelstein has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

         The foregoing description of each of the agreements incorporated by reference into this Item 6 are qualified by reference to the actual agreement attached as an exhibit to this Schedule 13D.

         Item 7.      Material to be Filed as Exhibits.

           The following are filed herewith as Exhibits:

                                                                               Exhibit No.
                                                                              in Referenced
Exhibit     Description                                                         Document
-------     -----------                                                       -------------
    1.      Letter Agreement dated as of May 8, 2001 by and between News          10.1
            Communications, Inc. and James Finkelstein.*

    2.      Subscription Agreement dated as of May 8, 2001 by and between         10.6
            News Communications, Inc. and James Finkelstein for the purchase of 750,000 shares of common stock.*

    3.      Stockholders' Agreement dated as of May 8, 2001 by and among          10.2
            Jerry Finkelstein, The Finkelstein Foundation, Inc., Shirley
            Finkelstein, Wilbur L. Ross, Jr.; Melvyn I. Weiss, M&B Weiss
            Family Partnership, J. Morton Davis, D.H. Blair Investment
            Banking Corp., Rivkalex Corporation, Rosalind Davidowitz, and
            James Finkelstein.*

    4.      Warrant to purchase 1,000,000 shares of common stock of News          10.7
            Communications, Inc. at $1.10 per share issued to James
            Finkelstein.*

    5.      Warrant to purchase 1,000,000 shares of common stock of News          10.8
            Communications, Inc. at $1.50 per share, dated as of May 8, 2001 and issued to James Finkelstein.*

    6.      Warrant to purchase 1,000,000 shares of common stock of News          10.9
            Communications, Inc. at $2.00 per share, dated as of May 8, 2001 and issued to James Finkelstein.*

    7.      Warrant to purchase 150,000 shares of common stock of News           10.12
            Communications, Inc. at $1.00 per share, dated June 4, 2001 and issued to James Finkelstein.*


    8.      Warrant Purchase Agreement dated as of April 19, 2001 by and         10.10
            between D.H. Blair Investment Banking Corp. and James
            Finkelstein.*


* Incorporated by reference from current report of the Issuer on Form 8-K relating to events occuring on June 4, 2001.

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2001

                                             /s/  James A. Finkelstein
                                         --------------------------------------
                                                  James A. Finkelstein



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